November 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Asia Timmons-Pierce

Re:	Lionheart III Corp Registration Statement on Form S-1 File No. 333-254479

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Lionheart III Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on November 3, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, we expect to distribute approximately 300 copies of the preliminary prospectus dated October 26, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours, NOMURA SECURITIES INTERNATIONAL, INC. as representative of the several underwriters

By:	/s/ James Chernard
Name:	James Chernard
Title:	Managing Director